UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2022 (Report No. 3)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On May 31, 2022, NLS Pharmaceutics Ltd., or the Registrant, filed Amended and Restated Articles of Association, or the Articles, with the commercial registry of the Canton of Zurich, Switzerland, reflecting (i) the increase of its outstanding share capital to CHF 391,290.54 which is divided into 19,564,512 registered shares, (ii) the increase of its authorized share capital, which may be used to increase its share capital until May 31, 2024, to a maximum amount of CHF 195,645.12 through the issuance of not more than 9,782,256 registered shares, and (iii) the increase of its conditional share capital for shareholders' options of the Registrant to the maximum amount of CHF 153,463.12 through the issuance of not more than 7,673,156 registered shares.

The foregoing description of the Articles is qualified in its entirety by reference to the Articles filed as Exhibit 3.1 hereto, which is incorporated herein by reference.

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-262489), filed with Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
3.1	Amended and Restated Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: June 3, 2022	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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